ANNEX 1 — SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Routine announcements in the period from
1 October to 11 November 2011

DATE	DETAILS
7 November 2011	Directors Interests-Share Incentive Plan-monthly update

2 November 2011	Voting rights and capital (transfer of shares from treasury)

1 November 2011	Voting rights and capital (end October issued share capital confirmed)

17 October 2011	Voting rights and capital (transfer of shares from treasury)

11 October 2011	Annual Report- Group Companies With Listed Debt

7 October 2011	Directors Interests-Share Incentive Plan-monthly update

3 October 2011	Voting rights and capital (end September issued share capital confirmed plus transfer of shares from treasury)

Note: During the period a ‘same day’ Form 6-K was issued in respect of the following announcement:

24 October 2011: Sale of Onstream metering business